21004951

| OMB APPROVAL |
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| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
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| 8-66133 |

SEC Mail Processing
NOV 23 2021
Washington, DC

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 10/01/20 (MM/DD/YY) AND ENDING 09/30/21 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ANCHIN CAPITAL, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1375 BROADWAY, 18TH FLOOR
(No. and Street)

| NEW YORK | NEW YORK | 10018 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| ALEX WIELAND | 212-840-3456 | ALEX.WIELAND@ANCHIN.COM |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EVANS AND BENNETT, LLP
(Name – if individual, state last, first, and middle name)

| 2112 ERRIE BLVD. E. STE 100 | SYRACUSE | NEW YORK | 13224 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, JEFFREY I. ROSENTHAL, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ANCHIN CAPITAL, LLC, as of SEPTEMBER 30, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ALFONSO A FELIPE RIVERA
Notary Public, State of New York
No. 01FE6400937
Qualified in Bronx County
Commission Expires Nov 25 2023

Notary Public

Signature:

Title:
VICE PRESIDENT / TREASURER

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# ANCHIN CAPITAL, LLC

## NEW YORK, NEW YORK

## AUDITED STATEMENT OF FINANCIAL CONDITION
## FORM X-17A-5
## PART III

## SEPTEMBER 30, 2021

This report is deemed a PUBLIC DOCUMENT in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

# ANCHIN CAPITAL, LLC
**(A Limited Liability Company)**

## INDEX TO FINANCIAL STATEMENTS

## FOR THE YEAR ENDED SEPTEMBER 30, 2021

---

Evans and Bennett, LLP
CERTIFIED PUBLIC ACCOUNTANTS
2112 Erie Blvd. East Suite 100
Syracuse, New York 13224
(315) 474-3986
FAX # (315) 474-0716

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Anchin Capital LLC

New York, New York

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Anchin Capital LLC as of September 30, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Anchin Capital LLC as of September 30, 2021 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of Anchin Capital LLC's management. Our responsibility is to express an opinion on Anchin Capital LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Anchin Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Evans and Bennett, LLP

Certified Public Accountants
We have served as Anchin Capital LLC's auditor since 2012.
Syracuse, New York
November 5, 2021

# ANCHIN CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2021

## ASSETS

| | | |
|---|---|---|
| Cash | $ | 744,140 |
| Accounts receivable | | 30,484 |
| Prepaid expenses and other assets | | 5,873 |
| Investment at fair value, (cost $50,000) | | 0 |
| Total Assets | **$** | **780,497** |

## LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| Liabilities: | | |
| Accrued expenses | $ | 20,035 |
| Member's Equity | | 760,462 |
| Total Liabilities and Member's Equity | **$** | **780,497** |

The accompanying notes are an integral part of these financial statements.

## ANCHIN CAPITAL, LLC

## NOTES TO FINANCIAL STATEMENTS

---

### NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS:

Anchin Capital, LLC (the "Company") was organized in New York on April 23, 2003, as a limited liability company. The Company is a wholly owned subsidiary of ABA Platinum Group, LLC (the "Parent") which is wholly owned by Anchin Block & Anchin LLP ("ABA"). Its officers, personnel and other support are provided by the Parent and ABA.

The Company is a registered broker with the Securities and Exchange Commission (SEC) and became a member of the Financial Industry Regulatory Authority (FINRA) on February 17, 2004. The Company offers services including private investment banking services, merger and acquisition services, financial forecasts and projections, strategic planning, market research and financing alternatives. The Company will also make referrals to other FINRA member firms for the sale of certain securities.

### NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company recognizes revenue for services rendered based on the terms of the agreements with each client. Revenue for projects are recorded when the project is completed. When applicable, revenue for time and expenses are recorded when billed. Success fees are recorded at the time the transaction is closed and when income is reasonably determinable.

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

The Company performs ongoing credit evaluations of its customers' financial condition and extends credit to its customers on an uncollateralized basis. The Company maintains allowances for potential credit losses which, when sustained, have been within management's estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The preparation of financial statements in conformity with GAAP may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company's financial instruments consist primarily of cash and receivables, accounts payable and accrued liabilities. The Company believes all of the financial instruments are recorded at values which approximate fair values due to the short-term nature of these instruments.

### NOTE 3 – REVENUE RECOGNITION

In May 2014, FASB Issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in Topic 605, Revenue Recognition. Under the new guidance, an entity should recognize revenue to depict the fees and commissions for services rendered to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for these services rendered. ASU 2014-09 also requires additional disclosures about the nature, amount. timing, and uncertainty of revenue and cash flows. This ASU was effective as of October 1, 2018 and was implemented by the Company as of that date. The Company is currently compliant with the new standard and analysis showed no financial statement impact from adoption.

Commission income is generated from the referral of variable annuity customers to an outside representative of Kestra Financial. Anchin Capital receives a share of commissions only if the referral account becomes a customer of Kestra which satisfies the performance obligation. Revenue is recognized on a trade date basis as transactions occur with no additional commissions or fees incurred subsequently. Kestra produces a weekly statement of commissions due and promptly credits amounts to Anchin Capital. Commissions are accrued to reflect revenues in the period earned. As a practical expedient, accrued commissions are recorded without adjustment.

Contract asset and liability balances as of September 30,

| | 2021 | 2020 |
|---|---|---|
| Accounts Receivable | $30,484 | $30,702 |
| Contract Assets | $0 | $0 |
| Contract Liabilities | $0 | $0 |

### NOTE 4 - VALUATION OF INVESTMENTS AND FAIR VALUE MEASUREMENTS

The Company utilizes various methods to measure the fair value of most of its investments on a recurring basis. GAAP establishes a hierarchy that prioritizes the inputs to valuation methods. The three levels of input are:

Level 1 Unadjusted quoted prices available in active markets that the Company has the ability to access for identical assets or liabilities.

Level 2 Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3 Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available representing the Company's own assumptions about the assumptions a market participant would use in valuing the asset or liability, based on the best information available.

## NOTE 4 – CONTINUED...

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety, is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following is a reconciliation of assets for which level 3 inputs were used in determining value for the year ended September 30, 2021.

| | Beginning Balance, October 1, 2020 | Total Gain or Losses (Realized and Unrealized) | Purchases | Sales | Transfers Into Level 3 | Transfers Out of Level 3 | Ending Balance, September 30, 2021 |
|---|---|---|---|---|---|---|---|
| Non-Public Investment – technology | $ 0 | $ 0 | $ 0 | $ 0 | $ 0 | $ 0 | $ 0 |

These securities were acquired in a prior year by the company in exchange for services rendered and have been measured at fair value using level 3 inputs.

## NOTE 5 – INCOME TAXES:

For tax purposes, the Company is treated as a disregarded entity because it is a wholly owned limited liability company. Thus the assets, liabilities and items of deduction and credit are treated as those of the Parent.

## NOTE 6 - ACCRUED EXPENSES:

At September 30, 2021 accrued expenses consisted of $20,035 for other operating expenses.

---

## NOTE 7 - RELATED PARTY TRANSACTIONS:

The Company entered into an agreement with the Parent on January 1, 2004 and amended periodically, whereby the Parent would pay on behalf of the Company primarily all of the overhead and administrative expenses. The Parent charges the Company for its share of these expenses. For the year ended September 30, 2021, the Company's share of the administrative service charges, occupancy, computer and office expenses amounted to $50,400. In addition, ABA provides personnel for specific engagements entered into by the Company with its clients. The personnel costs related to these engagements are billed to the Company by ABA at the time these services are rendered and are payable to ABA at that time. Such costs are reflected on the statement of income as direct costs. For the year ended September 30, 2021, there were no services provided.

## NOTE 8 - CONCENTRATIONS:

The Company maintains cash balances in a bank account which, at times, may exceed federally insured limits. The Company has not experienced any losses in this account and believes it is not subject to any significant credit risk.

During the year ended September 30, 2021 commissions from Kestra Investment Services accounted for 100% of commission income.

## NOTE 9 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At September 30, 2021, the Company had net capital of $724,105 which was $719,105 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.0277 to 1.

## NOTE 10 – SUBSEQUENT EVENTS:

For disclosure purposes in the financial statements, the Company has evaluated subsequent events through November 05, 2021, the date the financial statements were available to be issued.